FORM 5

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(h) of the Investment Company Act of 1940

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[_] [_] [X]	Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See instructions 1(b). Form 3 Holdings Reported Form 4 Transactions Reported	Estimated average burden hours per response. . . . . . . . . 1.0
1. Name and Address of Reporting Person* Lupien, William A.	2. Issuer Name and Ticker or Trading Symbol OptiMark Holdings, Inc.		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) [X] Director [X] 10% Owner [_] Officer (give title below) [_] Other (specify below)
(Last) (First) (Middle) OptiMark Holdings, Inc. c/o Vie Financial Group Inc. 1114 Avenue of the Americas, 22nd Floor	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Year December 2002
(Street) New York, NY 10036		5. If Amendment, Date of Original (Month/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) [_] Form filed by One Reporting Person [_] Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (mm/dd/yy)	2A. Deemed Execution Date, if any (mm/dd/yy)	3. Transaction Code (Instr. 8)	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at end of Issuer's Fiscal Year(Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
				Amount	(A) or (D)	Price
Common Stock							4,780,095	D
Common Stock							47	I	By the William A. Lupien Retained Annuity Trust, of which Mr. Lupien is the sole beneficiary
Common Stock							52,419	I	By Bonnie R. Lupien, Mr. Lupien's spouse
Common Stock							47	I	By the Bonnie R. Lupien Retained Annuity Trust, of which Mrs. Lupien is the sole beneficiary
Series A Preferred Stock							0
Series B Preferred Stock							0
Series C Preferred Stock							0
Series D Preferred Stock							0
Series E Preferred Stock							0
Series F Preferred Stock							0
Series G Preferred Stock							0
* If the form is filed by more than one reporting person, see Instructions 4(b)(v).
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FORM 5 (continued)	Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1.Title of Derivative Security (Instr.3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/ Day/ Year)	3. A Deemed Execution Date, if Any (Month/ Day/ Year)	4. Transaction Code (Instr. 8)	5. Number of Derivative Securities Acquired (A) or Disposed of(D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at End of Year (Instr. 4)	10. Ownership of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
					(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Common Stock (right to buy)	$0.50						(1)	11/29/09	Common Stock	50,000	$0.00	50,000	D
Common Stock (right to buy)	$0.50						(2)	6/9/10	Common Stock	10,000	$0.00	10,000	D
Common Stock (right to buy)	$0.50						(3)	5/21/11	Common Stock	10,000	$0.00	10,000	D
Common Stock (right to buy)	$0.50	9/13/02		A	10,000		(4)	9/13/12	Common Stock	10,000	$0.00	10,000	D
Series F Preferred Stock (right to buy)	$0.10						11/15/02	11/15/11	Series F Preferred Stock	25,000	$0.00	25,000	D
Series F Preferred Stock (right to buy)	$0.10	9/13/02		A	10,000		9/13/03	9/13/12	Series F Preferred Stock	10,000	$0.00	10,000	D

Explanation of Responses:
**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations .See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	/s/ William A. Lupien **Signature of Reporting Person	February 14, 2003 Date
(1)	Currently exerciseable as to 30,000 shares. An additional 10,000 options will be exercisable on each of 11/29/03 and 11/29/04.
(2)	Currently exerciseable as to 4,000 shares. An additional 2,000 options will be exerciseable on each of 6/9/03, 6/9/04 and 6/9/05.
(3)	Currently exerciseable as to 2,000 shares. An additional 2,000 options will be exerciseable on each of 5/21/03, 5/21/04, 5/21/05 and 5/21/06.
(4)	No options are currently exerciseable. 2,000 options will be exerciseable on each of 9/13/03, 9/13/04, 9/13/05, 9/13/06 and 9/13/07.
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